FINAL	SRS LETTERHEAD

July 9, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn:	Mr. Stephen Krikorian
Ms. Maryse Mills-Apenteng
Ms. Courtney Haseley

Re:          SRS Labs, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
File No. 0-21123

Dear Mr. Krikorian:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 24, 2010 (the “SEC Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) filed by SRS Labs, Inc. (the “Company”).  The numbered responses set forth below contain each of the Staff’s comments highlighted in bold type, and correspond to the numbered comments contained in the SEC Comment Letter.

*****

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1.  Business

Our Customers and Markets, page 5

1.             We note that you did not disclose the revenues attributable to the United States, your country of domicile, as well as any long-lived assets in your country of domicile, all foreign countries in which you hold assets, and any individual foreign country.  Please tell us how you have considered Item 101(d)(i) and (ii) of Regulation S-K.

Response:              Please be advised that while the Americas region disclosed on page 5 of the Form 10-K technically includes North, Central and South America, 100% of the revenue in the Americas region in 2009 was attributable to customers with headquarters in the United States.  In future filings, we will clarify this to indicate that 100% of the Americas’ revenue was generated in the United States or we will rename the region to the “United States” to avoid any potential confusion.

The following chart sets forth the location and amount of all of the Company’s long lived assets by geographic region as of December 31, 2009:

Long-lived assets	US	China	Japan	Korea	Europe	Taiwan	Total
Property and Equipment, net	$465,203	$81,491	$32,592	$15,495	$3,844	$1,169	$599,794
Intangibles, net	$2,702,160	$—	$—	$—	$—	$—	$2,702,160

On both a quantitative and qualitative basis, the Company believes that the long-lived assets located in foreign regions were immaterial to the Company’s consolidated balance sheet.  In future filings, we will include additional disclosure to note that “A substantial portion of the Company’s long-lived assets are located within the United States.  Long-lived assets in foreign regions were immaterial to the Company’s total assets.”

The substantial majority of the Company’s long-lived assets are located within the United States and long-lived assets in most the other foreign regions were only nominal.  As such, we concluded that the separate disclosure of the long-lived assets located outside of the United States was immaterial to the Company’s total assets.

Customer Concentration, page 7

2.             Please tell us what consideration was given to more fully discussing the material terms of your business relationship with Samsung in light of the fact that this customer accounted for approximately 39% of your revenue for fiscal 2009. See Item 101(c)(1)(vii) of Regulation S-K.  Further, please, provide us with your analysis as to whether you are substantially dependent on any one (or more) of the contracts you may have in place with Samsung and whether any such contracts are required to be filed as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation. S-K.

Response:              We currently have numerous technology license agreements (“TLAs”) with multiple divisions of Samsung, the terms of which may be, and often are, amended from time to time.  All of our revenues derived from the Samsung agreements are based upon standard PO terms and are largely consistent with the TLAs entered into with our other customers in the ordinary course of business.  The TLAs generally require per-unit royalty payments for the use of our technologies and do not require a minimum guarantee of royalties.  The TLAs also do not obligate Samsung to incorporate our technologies into any of their products or to continue to do business with the Company but rather just describe the standard terms of our license arrangement.  There is one TLA with Samsung that licenses certain of our technologies to Samsung for use in certain defined products in exchange for an annual fixed fee, but such TLA only represented approximately 16% of our Samsung business in 2009.  We do not believe the fixed fee alone merits treating this TLA differently than the Company’s other licensees since approximately 30% of the Company’s revenues for year ended December 31, 2009 were derived from various TLAs with a fixed fee component.  Because the TLAs we have entered into with Samsung’s divisions are consistent with the TLAs we entered into with our other customers in the ordinary course of business and do not mandate Samsung to continue to do business with us, we do not believe any single one of these agreements by itself is a material contract required to be filed with the SEC under Item 601 of Regulation S-K.

Given the nature of the Company’s relationship with Samsung as described above, the Company believes its disclosure under “Customer Concentration” on page 7 and in its first risk factor under the “Risk Factors” section on page 10 adequately describes the nature of this relationship.

Item 2.  Properties, page 14

3.             Please tell us what consideration was given to describing the general character and extent of utilization of your, facilities in Tokyo, Shanghai, Taipei and Shenzhen.  Refer to Item 102 of Regulation S-K.

Response:              In addition to our facility in Santa Ana, we also lease general office space in Tokyo, Shanghai, Taipei and Shenzhen for a small number of sales representatives and engineers in such regions.  The monthly aggregate lease payments for all of these facilities outside of the US was approximately $15,000.  As such, we do not believe any of such leases or properties were material to the Company’s business.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

4.             Consider expanding your Overview to include a balanced, executive-level discussion of the material opportunities, challenges and risks facing the company on which management is most focused, as well as the actions being taken to address the challenges and risks that you face.  We note your disclosure on page 10 regarding your articulated move toward diversifying your key market segments in the consumer electronics industry.  Consider, for instance, enhancing your disclosure to address any material trends regarding this expected diversification, and any other trends to which you attribute growth (or decline), and their impact on your prospective financial condition and operating performance.  Refer to Section III.A of SEC Release No. 33-8350.

Response:              It is difficult to predict any material trends regarding our diversification in new consumer electronics markets because to date, our penetration of such consumer electronics markets (other than the television market) has historically represented only a small portion of the overall potential market opportunity.  If we are able to gain significant market share in any one of those markets, it could have a significant impact on the Company, but it’s too early to quantify or predict such impact.  We will continue to evaluate these markets and our expansion in the future, and will disclose any known significant trends that may be applicable at that time.

We can, however, clarify and summarize certain of the key risks and opportunities we face as we pursue this diversification.  We have set forth below an additional paragraph that we propose to add to the Overview section of MD&A in future periods, all which are currently included in our Risk Factors and elsewhere in our Form 10-K.

“In 2008 and 2009, licensing revenues from the home entertainment market represented 68% and 69%, respectively, of our total revenues in such periods.  In the home entertainment market, our technologies have achieved broad market acceptance in the television sector.  We plan to continue to leverage our success in the television sector to expand our audio technologies into a variety of other consumer electronics devices, including PCs, mobile phones, portable media devices and automotive audio systems, but our technologies to date have only been incorporated in products representing only a small portion of the total market opportunity.  The consumer electronics market in general is characterized by rapid technological changes, short product life cycles, seasonality, significant price erosion and competition, any of which may impede our ability to gain broad market acceptance for our technologies in other consumer electronics markets.  Nonetheless, we plan to continue to seek other opportunities where we can continue to leverage our core technologies and expertise.  If we are able to successfully gain broad market share for our technologies in any other market, it could significant improve our revenues and brand name recognition.”

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 21

5.             We note that you disclose that the increase in your revenues was primarily attributable to increases in royalties related to the sales of televisions, set-up boxes, personal computers and mobile devices.  Please tell us what consideration you gave to disclosing the extent to which these increases related to increased volumes and the extent to which they related to increased prices.  Please refer to Item 303 (a)(3)(iii) of Regulation S-K.

Response:              The increase in 2009 revenue was primarily related to increased volume with both existing and new licensees.  We have not experienced a material change in our per unit pricing in our existing segments and customers other than some volume pricing discounts offered pursuant to existing agreements.  However, as we enter into new market segments and expand existing market segments, such as personal computers and personal telecommunications, if our blended overall average selling price changes, we will consider disclosing this in future filings.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, page 25

6.             Please tell us what consideration you gave to providing the quantitative disclosure regarding the interest rate risk that you identify as required by Item 305(a) of Regulation S-K, or tell us how you determined that such disclosure is not warranted.

Response:              As of December 31, 2009, the Company had $13.5 million in short and long-term investments held in certificates of deposit (“CDs”), all of which were federally insured.  The CDs had stated interest rates when purchased, and we plan to hold the CDs to maturity.  As of December 31, 2009, the Company has $28 million in cash and cash equivalents, primarily held in money market funds, which are invested in US government obligations, such as U.S. treasuries.  We have not realized any losses on any of our investments. We believe that we have limited our exposure to interest rate risk as a result of investing in only federally insured CDs and U.S. government obligations.  Because of the conservative nature of these investments, interest rate fluctuations and exposure to interest rate risk has been minimum and immaterial, and thus, we have deemed such disclosure was not mandated.

7.             We note that you disclose on page 13 that 72% of your revenues were derived from customers in the Asia region.  Further, we note that you disclose on page 14 that you have operating subsidiaries located in China and Japan.  Please tell us what consideration you gave to providing a discussion regarding your exposure to foreign currency risks and how these risks are managed.  As part of your response, please tell us the currencies in which your sales to customers, payments to suppliers and payments to employees are denominated.  Please refer to Item 305 (b) of Regulation S-K.

Response:              Our policy is to require licensees to pay us royalties denominated in US Dollars.  Since substantially all of our royalties in 2009 were paid in US Dollars, our exposure to foreign currency risk was largely limited.  Our operating subsidiaries do not enter into any TLAs or receive any royalty payments from our licensees.   Payments to vendors and employees are denominated in either US dollars or the local currency.  Total payments to vendors and employees in local currencies have historically been immaterial to the Company’s total operating expenses.  In future filings, we will disclose how we limit our exposure to foreign currency risk and any material changes to our policies in this regard.

Item 11.  Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 26, 2010)

General

8.             We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:              The Company’s Audit Committee and Board as a whole did evaluate the Company’s compensation policies and practices as they relate to risk management but concluded that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.  While the Proxy Statement for the 2010 Annual Meeting of Stockholders (the “2010 Proxy”) does include disclosure regarding the Board and Audit Committee’s risk oversight roles and process on page 12, the Company will disclose the basis for such conclusion in the Company’s Proxy Statement for the 2011 Annual Meeting of Stockholders (the “2011 Proxy”).

Currently, under the Company’s Profit Sharing and Bonus Plan, all full-time regular employees of the Company are eligible to receive profit sharing and bonus payments based on the Company’s performance as a whole (see page 24 of the 2010 Proxy) and not award for individual specific acts.  Such amounts are formulaic and generally only represent a small portion of such employee’s total compensation.

The CEO and the VP of Global Sales may also be awarded variable compensation but their awards are similarly based on Company performance as a whole and not for individual new customers or accounts (see also disclosures of the same on page 24 of the 2010 Proxy.)  As such, the Company does not believe these plans create an incentive or even the ability for any individual to unilaterally or dramatically impact his or her payments under such plans.

The named executive officers and other members of senior management are eligible for bonus payments and option grants based upon the individualized Management By Objectives (“MBOs”), which are described on page 24 of the 2010 Proxy. These MBOs are comprised of a large number of qualitative strategic and operating objectives, but such bonus payments only ranged from 9 - 11% of the participant’s base salary and are based on a target bonus award of 10% of such person’s base salary.  The qualitative nature of these objectives, the small variance in amount of payments to the named executive officers in our summary compensation table in our 2010 Proxy (the “NEOs”), combined with the fact that such payments represent a relatively small portion of the NEO’s total compensation suggests these bonuses also are not expected to result in improper incentives.

Finally, as disclosed on page 19 of the Form 10-K, the nature of the Company’s license agreements also make it very difficult for any individual to improperly influence Company’s revenues or performance in a material manner.  The Company’s license agreements are typically multi-year agreements or have auto renewal features.  The Company’s agreements which contain fixed royalty payments are recognized ratably over the term of the contract making it very difficult for an employee to quickly shift or impact revenue in any given period.

Based on the foregoing, the Board and the Audit Committee did not believe the Company’s compensation practices and policies created risks that were reasonably likely to have a material adverse effect on the Company.

Compensation Discussion and Analysis, page 23

9.             To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the publicly available guidance the Division of Corporation Finance has issued in this regard.  We specifically refer you to Director White’s October 21, 2008 speech, entitled “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009,” which is available on our website.

Response:              We have reviewed the foregoing guidance and will conform to such guidance in the Company’s future public filings.

10.          We note your use of peer group comparisons and third party salary surveys, among other factors, in determining compensation levels for your named executive officers for fiscal 2009.  Please clarify whether you considered specific peer group compensation percentiles as one of the factors in making compensation decisions.  If so, it appears that you should disclose the actual percentiles for fiscal 2009 compensation, including each element of compensation, as applicable.  Disclosure in this regard, should, include a discussion of where you targeted each element of compensation relative to the comparator companies and where actual payments fell, whether within or outside of the targeted parameters.  Given that the use of peer group data appears to have been material to your compensation determinations, please also identify the companies in your comparator group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:              While the Compensation Committee engaged a compensation consultant in mid 2009, the Compensation Committee did not finalize its peer group constituents until November 2009.  As such, the data was not used for the 2009 compensation determinations addressed in the 2010 Proxy but was only used in connection with the compensation decisions for 2010, which will be addressed in the 2011 Proxy.  The Company will provide the names of the companies in its peer group in the 2011 Proxy.

Notwithstanding the foregoing, the Company does not believe the peer group data was material to its compensation decisions in 2010 because the Company operates in a narrow niche market and has only two direct peers.  One of such peers was not directly relevant as it is significantly larger than the Company and has a current market cap of approximately $7.28 billion.  Due to the lack of directly relevant peer companies, the Company’s peer group consisted primarily of companies engaged in technology licensing but was more focused on companies of a similar size and market capitalization than direct competitors.  Because of this limitation, the peer group data was only used as a reality check to supplement its existing analysis with a view towards making sure that the Company’s overall pay practices remained competitive to the market in general.  In addition to the foregoing data, the Compensation Committee also reviews other available market data, including Aon Consulting’s Radford Benchmark Survey, in ensuring that the Company’s compensation practices are competitive.

While the Compensation Committee did analyze the compensation data of the peer group in 2010 at the 25%, 75% and median levels, the Company did not target any element of its compensation package to fall within a set range. In setting base compensation, the Compensation Committee primarily took into account the following factors:  (a) the officer’s scope of responsibility, (b) compensation history, (c) level of experience, (d) current and past performance, (e) tenure at the Company; and (f) the officer’s relative performance, tenure and compensation as compared to other officers of the Company.  The Company only used the peer group data to gain a general understanding of compensation practices of technology licensing companies similarly situated to the Company in terms of revenue, market capitalization and stockholder return.  Notwithstanding the foregoing, the Company will provide the names of the companies in the peer group in its 2011 Proxy.

Elements of Company’s Compensation Plan, page 23

11.          Your Compensation Discussion and Analysis should provide an expanded analysis of how you arrived at, and why you paid, each particular level of compensation for 2009 for each of the named executive officers identified in the summary compensation table.  Although you state that your compensation philosophy is to provide competitive compensation to attract and retain talent while also linking compensation to company and individual performance, your discussion of the various elements of compensation does not specifically explain how you arrived at the actual amounts paid for each named executive officer.  We would expect to see a more focused discussion, on an individualized basis, that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported.  As one example, without limitation, we note minimal discussion and analysis of how the Compensation Committee determined specific long-term equity awards for each named executive officer.  Please provide a complete discussion of the specific factors considered by the Compensation Committee in ultimately approving each form of compensation, including the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:              The officers’ compensation package includes the following components: (a) base salary; (b) profit sharing and bonus awards under the Profit Sharing and Bonus Plan which is strictly formulaic for all employees and is described in detail on page 24 of the 2010 Proxy; (c) option grants under the Company’s 2006 Stock Incentive Plan; (d) individual merit bonuses; and (e) participation in the Company’s 2005 Change in Control Protection Plan.  The VP of Sales and the CEO also have a separate variable compensation plan that is also formulaic and based on the Company’s performance as a whole (see page 24 of 2010 proxy for a description of each such formula).

The primary reason the Company did not provide specific separate disclosure for each NEO is that it strives for parity among its NEOs and there was very little differences in the amount of the increase in compensation for each NEO as set forth below.

Base salaries for all of the officers were primarily based upon the six factors described in Response 10 above and percentage increases were generally in parity among the NEOs.  Increases in base salaries for the NEOs were generally set at 8% of such officer’s base salary; however, the CEO’s base salary increased 10% at the request of the Compensation Committee as the CEO had declined any raise in his base salary since 2000.  The CTO’s base salary increased by only 5% as his base salary was higher than the other NEOs and similarly situated officers in the peer group study.

Merit bonuses and stock option grants for each NEO were based upon the individual’s MBO scores and the recommendation of the CEO based on his assessment of the overall performance of the officer.  Please see the response to 14 for more information on the individual MBO scores.  Merit bonuses were targeted at 10% of the NEO’s base salary but were increased or decreased slightly as a result of the NEO’s MBO scores, the CEO’s recommendation and the input of the Compensation Committee.  The Company’s options were granted pursuant to its annual guidelines, which were set at 30,000 for each of the NEOs, which was what was ultimately granted to the officers.  Such options were the only long-term equity award provided to any officer.

The specific benefits for each NEO under the Change in Control Plan are set forth on page 25 of the 2010 Proxy.

The Company agrees to undertake to provide compensation data on an individual basis in the 2011 Proxy for each of the NEOs, including the additional MBO explanations as set forth in Response 14 below.

12.                               Please clarify the meaning of your statement that you “do not have an exact formula for allocating between cash and non-cash compensation.”  If you have a formula of any type, please describe what that formula is.  If you have something less than a formula, such as a preference or practice in allocating between cash and non-cash compensation and among different forms of non-cash compensation, please include an appropriate discussion of any such policies or practices.  Refer to Item 402((b)(2)(ii) of Regulation S-K.

Response:                                         While the Compensation Committee did analyze prevailing practices in the allocation between cash and non-cash compensation, it did not use any formula for making the actual determination of the components of the NEOs’ compensation.  Stock options were the only non-cash compensation for the NEOs, and such option grants were within a very tight range consistent with the Company’s option guidelines for officers, and were based on the NEC’s average MBO performance and the CEO’s assessment of the overall performance of the individual as well as the thorough review of such performance by the Compensation Committee.

13.                               Please provide clear disclosure addressing how each compensation component and your decisions regarding these components impact other elements of compensation.  See Item 402(b)(1)(vi) of Regulation S-K.  In this regard, please clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.

Response:                                         As indicated above, compensation elements were generally examined separately, however, the Company did evaluate each officer’s total cash compensation and total direct compensation (salary, bonus and options) to ensure total compensation packages were appropriate, fair among the NEOs and competitive in the market.

14.                               You indicate that the Compensation Committee utilized an individualized Management By Objective (“MBO”) program for use in making decisions related to various components of compensation for your executive, officers, other than your CEO, including “base salary increases, stock option awards under [your] equity incentive plans and merit bonus awards.”  However, you have not included a discussion of the specific performance objectives or their impact on compensation determinations.  Please expand your discussion to provide additional detail and analysis regarding how the achievement or non-achievement of individual performance goals impacted actual compensation for each named executive officer.

Response:                                         As described on page 24 of the 2010 Proxy, the MBOs are strategic and operating objectives that are largely qualitative in nature that are jointly developed between the NEO and the CEO.  Each officer generally has on average approximately 30 individual objectives ranging from very specific tasks to very broad general performance objectives.  The MBOs are often modified throughout the year to reflect changing business and additional tasks and opportunities.  Each task or group of tasks is given a numerical rating and the NEOs have input in the process of both establishing the MBO and the ultimate rating earned.  The average rating of all scores for each quarter is one of the factors that the CEO evaluates in making recommendations for stock option awards, merit bonus payments and base salary increases.  The scores do not translate directly to a numerical compensation entitlement, but are just one of the tools that assists the CEO in analyzing and fairly establishing the discretionary component of each NEO’s compensation.  In the 2011 Proxy, the Company undertakes to provide a general summary of the various types of objectives for each of the NEOs.

Profit Sharing and Bonus Plan, page 24

15.                               You note that although the target annual net income was not attained for 2009, the Compensation Committee nonetheless determined to fund the pool for your profit sharing and bonus plan and accordingly made payments to named executive officers thereunder.  Please clarify whether this was the only component of compensation for 2009 for which the Compensation Committee exercised discretion.  In addition, disclose the amounts paid under the plan to each named executive officer on an individualized basis and explain how the amounts paid were determined.  Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

Response:                                         The Profit Sharing and Bonus Plan payment was the only compensation component where the Compensation Committee elected to make a payment where the threshold target was not attained in 2009.  In that case, the Compensation Committee had established the threshold target for payments under the Profit Sharing and Bonus Plan based upon the initial budget for 2009.  However, the Board elected to make significant discretionary investments of approximately $1.8 million in the long-term growth of the Company, which investments were not included in the Company’s initial budget but were made to take advantage of market opportunities that existed at that time.  But for such additional costs, the Company would have achieved the threshold targets.  As such, the Compensation Committee exercised its discretionary authority under the Profit Sharing and Bonus Plan to reward the employees for a successful year.  Similarly, in the second quarter of 2009, the Company did not meet its threshold for payment under such Plan largely due to the same discretionary investments in the Company, however, the Board still believed the Company’s strong performance merited a small payment under the Profit Sharing and Bonus Plan. Accordingly, the Board funded the quarterly bonus in the aggregate amount of $75,000, which on a per employee basis represented a very small portion of the employee’s total compensation.

The total payouts under the Profit Sharing and Bonus Plan to each of the NEOs for 2009 is as follows:

NEO	Aggregate Bonus Payment	Profit Sharing

Yuen	$29,813	$6,000

Gottschling	$23,925	$4,815

Klaas	$23,612	$4,696

Kraemer	$29,680	$5,973

Yang	$24,212	$4,873

The portion of the bonus pool allocated to management was 42.5%, and each NEO’s share of such obligation was determined on a pro rata basis based upon such officer’s base salary as compared to the aggregate base salary of other individuals participating in such portion of the pool.

Employment Contracts and Termination of Employment and Change of Control Arrangements, page 27

16.                               Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements described on page 27 and the change in control protection plan described on page 28.  See Item 402(j)(3) of Regulation S-K.  In addition, please quantify the estimated payments and benefits that would be provided in each covered circumstance.  See Item 402(j)(2) of Regulation S-K.  Though we note that that this analysis has been provided with respect to the change in control protection plan, similar disclosure should be provided with respect to the employment agreements.

Response:                                         In the event the employment agreement with either Mr. Kraemer or Mr. Yuen is not renewed for any reason, such officer shall be entitled to his base salary for the remainder of his existing term and for 12 months thereafter, in addition to his health, life disability benefits and other benefits to which such officer had prior to the termination.  In the event either Mr. Kraemer or Mr. Yuen is terminated or terminates his employment for good reason within 90 days prior to or one year after a change in control, such officer is also entitled to receive his base salary and health, life and disability benefits for the balance of his existing agreement and for 12 months thereafter (See Page 27 of the 2010 Proxy), as well as such officer’s annual incentive bonus plan.  In order for either of Messrs. Kraemer or Yuen to receive payments under the Change In Control Plan, they must waive the foregoing benefits in connection with a change in control.

Grant of Plan-Based Awards. page 29

17.                               We note that you have not included any disclosure with respect to non-equity incentive plan awards in your grant of plan-based awards table.  Please revise to disclose in the grant table the non-equity incentive plan compensation disclosed in column “g” of the summary compensation table.  Refer to. Item 402(d) of Regulation S-K.

Response:                                         The data is currently provided in the Company’s Summary Compensation Table in the 2010 Proxy and the Company undertakes to separately disclose such information in the plan-based awards table in the 2011 Proxy.

Item 13.  Certain Relationships and Related Transactions and Director Independence, (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 26, 2010)

Transactions with Management and Others, page 32

18.                               We note the discussion regarding your policies with respect to transactions with related persons.  We specifically note your statements that the Audit Committee “is responsible for reviewing and approving all related party transactions” and that it “monitors and reviews potential conflict of interest situations involving a principal stockholder, a member of the Board of Directors or senior management.”  It does not appear that you have described the material features of your policies, such as the types of transactions covered by your policies or the standards to be applied in determining whether a transaction constitutes a reportable related party transaction pursuant to Item 404(a) of Regulation S-K.  Please refer to Item 404(b)(1)(i) and (ii) of Regulation S-K and advise.

Response:                                         The Company does not have a formal policy in this regard but the Audit Committee is charged with reviewing and approving any related party transaction.  Currently, the Company only has one related party transaction.  The Company leases its Santa Ana facility from an affiliate of Mr. Yuen, the material terms of which are described on page 31 of the 2010 Proxy.  When the lease was up for renewal in 2008, the Audit Committee reviewed the terms of the lease and sought consultation from an independent realtor to obtain information on comparable rental properties in the area in order to ensure the rent under the new lease was fair and reasonable to the Company.

Financial Statements

Note 1.  Organization and Significant Accounting Policies, page 38

General

19:                              We note that you disclose on page 13 that 72% of your revenues were derived from customers in the Asia region.  Further, we, note that you have, operating subsidiaries located in China and Japan.  As it appears as if you have significant foreign operations please tells us the currencies in which you do business in and tell us how you have considered ASC 830.  Also, tell us whether you have recorded any foreign currency transaction or translation gains or losses in the periods presented and where they are reflected in your financial statement\.

Response:                                         As noted in response to SEC comment #7, all payments from our licensees are denominated in US dollars and we pay an immaterial amount to a small number of vendors and employees in foreign countries in their local currency. As such, foreign currency translation adjustments have been immaterial to the consolidated financial statements.  In future filings, we will include additional disclosure as to how we considered ASC 830.

Revenue Recognition, page 39

20.                               We note several references to “customer support” and “licensee support programs” throughout your filing. Please describe the nature of these support services and indicate whether they are offered as part of your license agreements. If these services are a part of your license agreements please tell us how you account for these services and refer to the authoritative guidance you relied upon when determining your accounting,

Response:                                         The Company may offer “customer support” or “license support programs” in the form of assisting the licensee with implementing the Company’s technology into the manufactured products of the licensee to ensure that the licensee receives the maximum benefit from the Company’s technology.  Such customer support is generally provided on a discretionary basis to assist the customer.  In this regard, any support services are not contractual and occur during a finite period prior to the sale or revenue recognition.  The Company’s discretionary support services do not extend past the time in which the licensed technology is placed in service/implemented in any given device (e.g. TV, personal computer, etc.) by the licensee. Therefore, such support services are generally completed prior to the time any revenue is recognized, but in any event such additional services are not contractually mandated but rather are provided to improve customer relations.  License revenue is recognized over the term of the license arrangements in accordance with SEC Staff Accounting Bulletin No. 104 when all conditions for revenue recognition have been met, including when persuasive evidence of an arrangement exists, delivery has occurred (including customer support), the fees are fixed or determinable and collection is reasonably assured. At this point, we believe the earnings process has been culminated. Support services are expensed as incurred.  We note that the Company’s support services, if any, beyond this point are perfunctory.

Note 5. Income Taxes. page 44

21.                               Your disclosures indicate that income from continuing operations before income taxes was solely generated from operations in the United States.  However, we also note that you derive a significant amount of revenue outside the United States, have operations in China and Japan and have recorded current foreign income taxes.  Considering that you appear to have significant foreign operations please explain to us how continuing operations before income taxes is solely from United States operations.

Response:                                         All TLAs are entered into between SRS Labs, Inc. (a Delaware corporation) and the licensee.  The disclosure in Item 1 for our customers and markets is based on the location of the licensee’s corporate headquarters. For income tax purposes, all income is sourced in the United States, despite the location of the licensee. Due to our licensees being located in foreign countries, they may be obligated to withhold foreign taxes based upon local and country requirements of the taxing authority. We will clarify this in future filings.

Note 6. Stockholders’ Equity and Share-Based Compensation, page 46

22.                               We note that under the 2006 stock incentive plan the Committee may grant share appreciation rights, restricted shares, unrestricted shares, deferred share units and performance awards We also note that on page 47 you disclose a summary of activity of the Company’s non-vested shares during the year ended December 31, 2009.  Please tell us what types of awards these non-vested shares are and tell us how you determined the grant date fair value of these awards.

Response:                                         Although the Committee has the authority to grant share appreciation rights, restricted shares, unrestricted shares, deferred share units and performance awards, the Committee has only historically granted stock options.  As such, the summary of activity of the Company’s non-vested shares during the year ended December 31, 2009, was only for stock options.  The grant date fair value of the stock option awards were determined using the Black-Scholes-Merton option pricing model.  We will clarify this in future filings.

23.                               Please tell us how you considered the disclosures required by ASC 718-10-50(e) and (i).

Response:                                         The disclosure requirements prescribed by ASC 718-10-50(e) are as follows:

For fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position, both of the following:

1.                                       The number, weighted-average exercise price (or conversion ratio),aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) outstanding

2.                                       The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) currently exercisable (or convertible).

We believe we have met the disclosure requirements of ASC 718-10-50(e) through the tabular disclosure on page 47 (3rd table), which includes the number of shares, weighed-average exercise price, weighted-average remaining contractual term and aggregate intrinsic value of options outstanding and exercisable as of December 31, 2009.

The disclosure requirements prescribed by ASC 718-10-50(i) are as follows:

As of the latest balance sheet date presented, the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

We believe we have met the disclosure requirements of ASC 718-10-50(i) through the tabular disclosure on page 47 (4th table), which includes the number of shares, weighed-average grant date fair value, weighted-average remaining years to vest (i.e. weighted-average period in which compensation cost is expected to be recognized) and remaining unrecognized compensation cost of non-vested options as of December 31, 2009.

In addition, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fillings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 442-5596.  Thank you very much for your assistance with this matter.

Very truly yours,

/s/ Ulrich Gottschling
Chief Financial Officer